May 5, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Mark Wojciechowski

By Fax:  202-772-9368
Filed on EDGAR

Dear Mr. Wojciechowski:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 1, 2008
Response letter dated April 15, 2009
Your letter dated May 4, 2009
File No. 1-32468

We have received your letter of May 4, 2009.  Thank you for your letter and your comment.   We will consult with our advisors, and expect to be able to respond to the comment in your letter of May 4, 2009 within ten business days.

Yours truly,

/s/ Jennifer Dawson
Jennifer Dawson
Chief Financial Officer and Corporate Secretary

c.c.  Patrick Evans, President & CEO

Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario M5H 2Y4
Tel: (416) 361-3562  Fax: (416) 603-8565
www.mountainprovince.com